INVEST IN **CHEEKY COCKTAILS**

Professional Cocktail Ingredients for the Home & Bar

cheekycocktails.co New York, NY











Notable Angel | Female Founder | Alcohol & Vice | Retail | Minority Founder

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. $1.2M in revenue on $20K in paid ads

2. Sold in 1200 stores in 44 states + International including Anthropologie, HomeGoods, and more

3. First order profitable/$117 AOV for repeat customers

4. Carried at Four and Five-star hotels and resorts (The Standard Highline, Bellagio, Aria, etc)

Featured Investors



Hayden Fulstone 🔗   Follow   Invested $50,000 ⓘ

Notable Angel
Raised $25k or more from a notable angel investor

1. $1.2M in revenue on $20K in paid ads

2. Sold in 1200 stores in 44 states + International including Anthropologie, HomeGoods, and more

3. First order profitable/$117 AOV for repeat customers

4. Carried at Four and Five-star hotels and resorts (The Standard Highline, Bellagio, Aria, etc)

Featured Investors

 **Hayden Fulstone** in [Follow] Invested $50,000 ⓘ

"Investing in Cheeky Cocktails was an easy decision. My initial gut drew me to the founder, April's energy, work ethic, passion, and tenacity. It seems like there isn't a challenge that April isn't willing to take head-on. As a former collegiate athlete, myself, I could see that she understands what it takes to sacrifice and prioritize time, especially since she was also a college athlete. My second investment decision came from my love of a good espresso martini. As a frequent host, there isn't an event that I run where Cheeky (espresso martini syrup and lime juice) isn't out at the bar. The product is easy to gift, store, and love. I cannot wait to see all that Cheeky accomplishes."

 **Sarah Romer** in [Follow] Invested $10,000 ⓘ

Founder, Avocado Ventures

"When I decide to invest in a start-up I am placing a bet on the company founder. April Wachtel is one-of-a-kind. April's character, work ethic, industry knowledge, work experience, grit and ability to receive feedback is unmatched. April is uniquely qualified to build Cheeky Cocktails. April has merged an unassailable conviction in the market opportunity Cheeky is going after with an incredibly flexible mindset on exactly how to capture that opportunity. I'm thrilled to be part of her team of advisors and investors."

 **Kim Lawton** in [Follow] Invested $30,000 ⓘ

Co-Founder of Enthuse Marketing and the Enthuse Foundation

"April's passion for the business is infectious. She embodies the brand that she built and you can feel it. She grew up in the hospitality industry which is why she truly understands the solutions her product delivers on and the customer pain points. I invested in Cheeky and it because of my belief in her personally."

 **Jeff Snyder**    Follow   Invested $30,000 ⓘ

CEO Inspira Marketing

"Having worked with April for many years, I can attest that she is absolutely Best-In-Class. Her knowledge, expertise and reputation within the industry are unparalleled. When April shared her vision for Cheeky, I was immediately drawn to her passion and keen insight of where a brand like this could fill a much needed void. Our philosophy is "don't invest in companies, invest in people" and with April at the helm, Cheeky will be a tremendous success."

Our Team



April Wachtel   Founder/CEO

Former brand ambassador for Bacardi, consultant for Diageo, and cocktail instructor with over 12K former students. Featured on The Today Show, The Sundance Channel, Fox & Friends, and in print in the NY Times, the Wall Street Journal, Forbes, and more.



Sarah Romer   Chief Financial Officer

Founder of Avocado Ventures (CFO Services) & former retail operator. Former Finance, Management & Growth strategist at The Ronin Society, and former Chief of Staff at Pingboard.



Mario Rodriguez   Director of Operations

Chef and seasoned director of ops/supply chain executive with roles as Director of Ops/Culinary Director at Dinner Lab, Zero Egg, KloveChef, and Mentor at Endeavor and FoodX. Led Dinner Lab's expansion into 31 cities.

Get Cheeky + bring professional-grade cocktail ingredients into homes and bars across America:)


cheeky
PROFESSIONAL COCKTAIL INGREDIENTS FOR THE HOME & BAR
April Wachtel - Founder/CEO
cheekycocktails.co

👋 Hi, I'm April, and I'm the Founder of **Cheeky Cocktails.**

I'm a former brand ambassador for Bacardi, consultant for Diageo, and cocktail instructor at Astor Center, ICE, and more- I've taught over 12K students how to make cocktails.


THE CHEEKY STORY
Last minute Today Show opportunity
My only options: artificial flavors and preservatives



No prep time so guests got beers over fresh cocktails 🙁

Need: high-quality ready-to-go cocktail ingredients

AHA!

A few years ago, I was planning a cocktail party for 30 friends when the Today Show called to ask me to appear as a cocktail expert.

Normally, I make fresh syrups and juices from scratch like they do in the top bars, but the Today Show had me on the phone for hours, and I ran out of time to prep. Available mixers were all filled with artificial flavors and preservatives, nothing like the fresh ingredients used in bars.

When guests arrived, I was frazzled and embarrassed. I handed out beers while I frantically juiced citrus for cocktails.

At that moment, I realized the market was missing high-quality, ready-to-go cocktail ingredients that even the most discerning hosts could trust so they could focus on the fun part of entertaining and forget about the work.



2024 BACARDI SURVEY

27% PLAN TO MAKE COCKTAILS WITH TWO INGREDIENTS

43% WANT MORE NATURAL INGREDIENTS

NEARLY 50% OF NOLO CUSTOMERS ALSO DRINK FULL STRENGTH

Source: Bacardi Cocktail Trends Report 2024
https://rb.gy/zdOok8

A 2024 Bacardi survey showed that:

- 27% plan to make cocktails with two ingredients in the next year (p28)

- 43% of younger respondents in the US plan to drink cocktails made from more natural ingredients in 2024 (p23)
- Nearly 50% of NOLO* customers choose NOLO options on certain occasions and full strength on others (*no and low alcohol) (p8)


INTRODUCING CHEEKY
PROFESSIONAL- GRADE COCKTAIL INGREDIENTS FOR THE HOME AND BAR
cheeky
AGAVE SYRUP
cheeky
CRANBERRY SYRUP
cheeky
LEMON JUICE
cheeky
SIMPLE SYRUP
cheeky
HONEY SYRUP
cheeky
GINGER SYRUP
cheeky
HONEY GINGER SYRUP
cheeky
LIME JUICE

And so, I launched Cheeky, a line of professional-grade cocktail ingredients that make labor-intensive cocktails (and mocktails) a breeze. Our products are shelf-stable for up to two years and include 100% citrus juices and syrups like Simple Syrup, Espresso Syrup, and more.

Several of our syrups simplify drink prep by improving quality and reducing required ingredients. Simply mix Vodka with our Espresso Syrup to make Espresso Martinis and Scotch with our Honey Ginger Syrup and Lemon to make Penicillins. Our website boasts a range of recipe suggestions, and we provide recipe cards in every Direct-To-Consumer order.


$1.2M IN REVENUE ON $20K IN PAID ADS
Launched into our first National Accounts Q1, 2024
DIRECT TO CONSUMER
AOV
$68
REPEAT
$117
The New York Times
DON JULIO
TEQUILA



WHOLESALE	
STORES	1200+ 44 STATES + INT'L
AOV	$258
SELL-THROUGH	99.8%

NORDSTROM   ANTHROPOLOGIE   HomeGoods®

Cheeky launched four years ago and has generated $1.2M+ in revenue on only $20K in paid marketing. We have been featured in the NY Times twice, recommended by some of the top bartenders in the country, like **John deBary** author of "Drink What you Want" and "Saved by the Bellini," and **Lynnette Marrero** from Masterclass, and partnered with leading spirits suppliers like Diageo and Bacardi.

Our Average Order Value is $68, which increases to $117 for repeat customers. We began digital marketing initiatives in June of 2024 and have some exciting early results.

We're selling wholesale to over 1200 stores in 44 states with a $258 Average Order Value and a 99.8% sell-through. Our retailers range from boutiques to gourmet grocery stores to independent liquor stores, and we are in several chain stores like Anthropologie and HomeGoods.

MARKET SIZE



US SPIRITS MARKET (ANNUALLY)
$98.2B

PREMIUMIZATION, COCKTAILS + CONVENIENCE DRIVING GROWTH

REPLICATE BAR COCKTAILS/ CREATE SIGNATURE COCKTAILS







- 60% of sales in retail
- Consumers need mixers

Premium Mixers expand
The $9.1B Global Mixer TAM

....Without all the work

Spirits Market Source: Statista 2024

Mixer Market Source: Global Intelligence 2023

Sources: **Statista, Global Information**

The US spirits market is massive—**$98.2B annually-** and 60% of those sales occur in brick-and-mortar retail, where consumers struggle to make cocktails. The global mixer market was **$9.1B in 2022,** but premiumization and craft cocktails are two of the main drivers of growth in the spirits industry.

Cheeky enables consumers to replicate their favorite bar cocktails or create signature cocktails without all the work.

However, home consumers are just some of our customers!

Cheeky helps bartenders save time and maintain quality, and we're used behind bars at four and five-star hotels and resorts like the Standard and the Bellagio and Aria, and at local bars, restaurants, country clubs and more.

MARKETING

LIVE EVENTS + TRADE SHOWS
INFLUENCER + AFFILIATE - PAID DIGITAL- SPIRITS PARTNERSHIPS - CELEBRITY COLLABS

   

We partner with spirits brands, bartenders and influencers on live events, social posts, giveaways, and collab kits, as well as leverage PR, paid & organic digital (search and display, SEO), Email & SMS, and influencer and affiliate marketing.

TARGET MARKET







SPIRITS DRINKERS SEEKING QUALITY & CONVENIENCE

SOBER-CURIOUS DRINKERS

Our target consumers are 21+ digitally-savvy social drinkers who are highly engaged on social media and are:

- Spirits drinkers seeking quality AND convenience

- New spirits consumers who are just learning about cocktails and

- Sober-curious drinkers who have embraced the non-alcoholic cocktail movement

CHEEKY VS COMPETITION

MIXOLOGY MADE EASY

COMPETITION







INGREDIENTS FROM SCRATCH

CRAFT SYRUPS

FULLY MIXED MIXERS

- Clean label ingredients
- Minimalist labels, intuitive names
- For those who enjoy "doing some of the work"
- Cheeky ingredients required in 20 of Top 50 cocktails

- Time consuming
- Need expertise
- Need tools

- Esoteric flavors
- NOT used in top cocktails

- One size fits all
- Cannot customize

There are a lot of brands in the mixer category, but our main "competitors" are ingredients made from scratch, like homemade syrups and fresh-squeezed juices.

Cheeky's mission is to make shelf-stable versions of bar ingredients normally made from scratch, using only bar recipes and mixologist "approved" ingredients. This simplicity is one of the main ways we stand out from the competition.

- Our recipes are simple, with one to four ingredients per mixer.
- We use real fruit, herbs, and spices, and we never add "natural" or artificial flavors.
- Our product names are intuitive, like "Espresso Syrup" and "Lime Juice,"
- Our labels are minimalist, designed to look gorgeous alongside premium spirits.

Professional bartenders and enthusiasts choose us over other craft products because we make flavors required in millions of cocktails globally. Cheeky juices are necessary to make 28 of the top 50 cocktails in the world, and our syrups may be used in over 20.


TEAM
APRIL WACHTEL
FOUNDER/CEO
26 years in F&B, 12K cocktail students
SARAH ROMER
FRACTIONAL CFO/INVESTOR
Founder of Avocado Ventures (CFO Services) & former retail operator
MARIO RODRIGUEZ
FRACTIONAL DIRECTOR OF OPS
Chef and seasoned director of ops/supply chain executive
HAYDEN FULSTONE
ADVISOR/INVESTOR
Co-founder Liquid IV (sold to Unilever 2020)
TODAY
FOX & friends
sundance CHANNEL
Astor
ICE
BACARDÍ
SKILL SHARE
The New York Times
WSJ
Forbes
MARTHA STEWART
Whisky ADVOCATE
DIAGEO

I'm Cheeky's CEO- **I'm a spirits and cocktail veteran with 26 years in food, beverage, and hospitality.** I've been featured on the Today Show, Fox & Friends, and the Sundance Channel and in print in The New York Times, The Wall Street Journal, Forbes, Martha Stewart, Whisky Advocate, and more. In addition to Cheeky, I host **the Movers and Shakers podcast** on people and ideas changing the beverage landscape.

Our CFO and Director of Operations have scaled small and medium-sized CPG brands. Cheeky coach and investor Hayden sold his business Liquid IV to Unilever in 2020.


REVENUE FORECAST
$750K
$4.5M
$12M
2024
2025
2026
DTC
• Content, influencer, affiliate marketing & collabs + Paid Search & Display
WHOLESALE
• Focus on National Accounts
• Launched Nordstrom, Anthropologie, Homegoods

Forecasts are not guaranteed

We're forecasting $750K in 2024, $4.5M in 2025, and $12M in 2026** with a focus on growing direct-to-consumer sales via PR, paid & organic social, Email & SMS, and content, influencer, and affiliate marketing. We will continue to nurture our existing retailers and submit to longer-lead national retailers.

Accounting for seasonality, we expect to land at over $400k in revenue for 2024 at our current growth rate if we acquired zero additional customers and neither of our national accounts reordered. However, we anticipate reorders and recently hired a PR firm and implemented SEO changes. We're

forecasting 60% ecommerce growth month over month. We've also over doubled our store count in the last few months, from 500 to 1200 stores. Additionally, we've landed a few key strategic partnerships. All of this considered, we've forecasted that we will hit $750k in revenue in 2024.

Future projections are not guaranteed.



USE OF FUNDS

We're raising up to $124K of a $1M SAFE note on Wefunder

USE OF FUNDS FOR $50K		
$40K	Marketing	• PR • Paid & Organic Social • Email & SMS • Sampling & Trade Shows
$10K	R&D	• New Product Development

USE OF FUNDS FOR $124K		
$110K	Marketing	• PR • Paid & Organic Social • Email & SMS • Sampling & Trade Shows
$14K	R&D, Working Capital, Inventory	• New Product Development • Inventory • People

We're currently raising a million-dollar seed round to fund our direct-to-consumer growth, with a target of raising $124K on Wefunder. If we're successful in raising the $124K, we will use $110K for marketing, including PR, paid and organic social media, content creation, and trade shows, and the remaining $24K on R&D, working capital, and inventory.

Get Cheeky with us as we bring premium bar ingredients into homes and professional bars across America:)







APPENDIX

CHEEKY VS FROM SCRATCH

ONE LIME YIELDS .75 - 1 OUNCE JUICE

cheeky
LIME JUICE









4 OZ BOTTLE = 5-6 LIMES

16 OZ BOTTLE = 16 - 22 LIMES

CHEEKY VS FROM SCRATCH

ONE MEDIUM LEMON YIELDS 1 - 1.5 OUNCE JUICE

cheeky
LEMON JUICE









4 OZ BOTTLE = 3-4 LEMONS   **16 OZ BOTTLE = 11- 16 LEMONS**

PRAISE

"One of Marrero's favorite mixer brands is Cheeky Cocktails. She calls it, "A wonderful line of all-natural syrups and juices made by a former bartender.""

-Lynnette Marrero,
Masterclass Cocktail Instructor

MASTERCLASS

"Having a palette of at-the-ready cocktail ingredients from Cheeky is a great practical-yet-luxurious gift"

-John deBary,
Author of Drink What You Want

Drink What You Want
John deBary

★★★★★ February 21, 2024

The branding!!!
The packaging is 100/10 - so excited to stock these in our cocktail shop. :)
Jess • Chicago, IL, United States
Purchased products:

$10.00 $10.00 $10.00 $12.00

★★★★★ June 20, 2023

Amazing!
All my customers are obsessed with cheeky espresso syrup !

★★★★★ December 2, 2022

Absolutely Stellar
Love this product! Exceptional customer service and in love with the product packaging.
Nina • Albany, NY, United States
Purchased products:

$12.00 $12.00 $9.00

CURRENT FOOTPRINT

HomeGoods®
(600 STORES)

The Epicurean Trader

BITTERS & BOTTLES SINCE 2015

The Standard

BELLAGIO LAS VEGAS

intoxicology

ELEMENTAL SPIRITS CO.

ANTHROPOLOGIE
(25 STORES)

plum

RETAIL DOORS: 1200
■ IN RETAIL/BARS
■ IN DISTRIBUTION

MARKETPLACES

FAIRE   mable   B   airgoods   UNFI   Sysco   US FOODS   FARM2ME   POD FOODS

COCKTAILS WITH CHEEKY (OF TOP 50)

Cocktail	No. of Ingredients	Spirit	Cheeky Citrus	Cheeky Syrup	Other Ingredients	Method	Glass
BEE'S KNEES	3	Gin	Lemon	Honey	--	Shake	Martini or Coupe
COSMOPOLITAN	3	Vodka	Lime	Cranberry	--	Shake	Martini or Coupe
DAIQUIRI	3	Rum	Lime	Simple	--	Shake	Martini or Coupe
ESPRESSO MARTINI* CHEEKY RECIPE	2	Vodka	--	Espresso	--	Shake	Martini or Coupe
FRENCH 75	4	Gin	Lemon	Simple	Sparkling Wine	Shake + Top with Sparkling Wine	Flute
GIMLET	3	Gin or Vodka	Lime	Simple	--	Shake	Martini or Coupe
GOLD RUSH	3	Whiskey (Bourbon)	Lemon	Honey	--	Shake	Rocks
KENTUCKY MULE	3	Whisk€y	Lime	Ginger	Seltzer Water	Shake + Top with Seltzer	Mule Mug or Rocks
MINT JULEP	3	Whiskey (Bourbon)	--	Simple	Mint	Stir	Silver Cup (or Rocks)
MOJITO	5	Light Rum	Lime	Simple	Mint, Seltzer	Muddle, Shake + Top with Seltzer (or build in the	Highball

COCKTAILS WITH CHEEKY (CONT'D)

Cocktail	No. of Ingredients	Spirit	Cheeky Citrus	Cheeky Syrup	Other Ingredients	Method	Glass
MOSCOW MULE	4	Vodka	Lime	Ginger	Seltzer Water	Shake + Top with Seltzer (or build in the glass)	Mug or Rocks
OLD CUBAN	6	Aged Rum	Lime	Simple	Mint, Sparkling Wine, Aromatic Bitters	Muddle, Shake, Strain, Top with Sparkling Wine	Martini or Coupe
OLD FASHIONED	3	Whiskey (Rye or Bourbon)	--	Simple	Aromatic Bitters	Stir	Rocks
PALOMA	3 + Salt Rim	Tequila	Lime	--	Grapefruit Soda	Build in the glass	Highball
PENICILLIN	3	Scotch	Lemon	Honey Ginger	--	Shake	Rocks
PISCO SOUR	4 + Bitters	Pisco	Lime or Lemon	Simple	Egg White, Aromatic Bitters	Shake, Dry Shake, Double Strain	Martini or Coupe
TOM COLLINS	4	Gin	Lemon	Simple	Seltzer Water	Shake + Top with Seltzer (or build in the glass)	Highball
TOMMY'S MARGARITA	3	Tequila (or sub Mezcal)	Lime	Agave	--	Shake	Coupe, Margarita Glass, or Rocks
WHISKEY SMASH	4	Whiskey	--	Simple	Mint, Lemon Wedges	Muddle, Shake, Double Strain	Rocks
WHISKEY SOUR	3 + Optional Egg White	Whiskey	Lemon	Simple	Egg White	Shake, Dry Shake, Double Strain	Martini or Coupe